UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549



PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-5741



REPORT FOR PERIOD
April 1, 2003 to June 30, 2003
PURSUANT TO RULE 24



In the Matter of


SOUTHWESTERN ELECTRIC POWER COMPANY
Shreveport, Louisiana 71156

PUBLIC SERVICE COMPANY OF OKLAHOMA
Tulsa, Oklahoma 74102

AEP TEXAS CENTRAL COMPANY
(formerly known as CENTRAL POWER AND LIGHT COMPANY)
Corpus Christi, Texas 78401





This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself, Public Service Company of Oklahoma (PSO) and AEP Texas Central Company (TCC) [formerly known as Central Power and Light Company (CPL)] pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO's, PSO's and TCC's Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for each of SWEPCO, PSO and TCC; (b) the amount of expenditures by month for direct labor cost, direct material cost, and indirect cost for each of SWEPCO, PSO and TCC; (c) computation by month of allocated cost to be shared by SWEPCO, PSO and TCC on the basis of the "Cost Ratio", and (d) copies of the monthly reports furnished by SWEPCO to PSO and TCC detailing the work and charges associated with PSO and TCC rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO, PSO and TCC. This report covers the period April 1, 2003 through June 30, 2003.




                                                     2nd QUARTER 2003
                                           SWEPCO RAIL CAR MAINTENANCE FACILITY
                                                      RULE 24 REPORT


A. NUMBER OF RAIL CARS SERVICED
                                                   SWEPCO                  PSO                  TCC                 TOTAL
                                                   ------                  ---                  ---                 -----
            April                                      154                  103                 108                    365
            May                                        167                   42                 116                    325
            June                                        31                    2                   4                     37
                                   ----------------------------------------------------------------------------------------

            TOTAL                                      352                  147                 228                    727
                                   ========================================================================================

B. AMOUNT OF EXPENDITURES
    DETAIL                                         SWEPCO                  PSO                TCC                 TOTAL
      DIRECT LABOR -                               ------                  ---                ---                 -----
            April                              $  2,360.62          $  6,373.66         $     23.19            $  8,757.47
            May                                   7,697.02             5,523.76            6,615.65              19,836.43
            June                                  4,669.41             2,510.75            9,826.26              17,006.42
                                   ----------------------------------------------------------------------------------------
            TOTAL                              $ 14,727.05          $ 14,408.17         $ 16,465.10            $ 45,600.32
                                   ========================================================================================

      DIRECT MATERIAL - (a)
            April                              $ 23,649.25          $ 38,000.07         $141,197.34            $202,846.66
            May                                  21,215.94            34,897.81           11,207.98              67,321.73
            June                                 39,349.40               763.06          (24,343.23)             15,769.23
                                   ----------------------------------------------------------------------------------------
            TOTAL                              $ 84,214.59          $ 73,660.94         $128,062.09            $285,937.62
                                   ========================================================================================

      OTHER DIRECT COSTS -
            April                              $ 25,731.57          $ 26,063.59         $ 14,023.94            $ 65,819.10
            May                                  20,617.12            19,613.54            7,460.78              47,691.44
            June                                  3,690.84             9,084.03            7,263.62              20,038.49
                                   ----------------------------------------------------------------------------------------
            TOTAL                              $ 50,039.53          $ 54,761.16         $ 28,748.34            $133,549.03
                                   ========================================================================================

      INDIRECT COST SHARED ON
      COST RATIO (a)
            April                              $ 89,464.17          $241,552.74         $    878.87            $331,895.78
            May                                 (18,536.28)          (13,302.54)         (15,932.08)            (47,770.90)
            June                                   (466.54)             (250.86)            (981.78)             (1,699.18)
                                   ----------------------------------------------------------------------------------------
            TOTAL                              $ 70,461.35          $227,999.34         $(16,034.99)           $282,425.70
                                   ========================================================================================

      TOTAL EXPENDITURES (a)
            April                              $141,205.61          $311,990.06         $156,123.34            $609,319.01
            May                                  30,993.80            46,732.57            9,352.33              87,078.70
            June                                 47,243.11            12,106.98           (8,235.13)             51,114.96
                                   ----------------------------------------------------------------------------------------
            TOTAL                              $219,442.52          $370,829.61         $157,240.54            $747,512.67
                                   ========================================================================================

  (a) Periodically, adjustments to amounts previously billed are required. When those adjustments are identified and recorded on a subsequent bill they may result in a net credit balance in an expenditure account for a particular month.

C. COMPUTATION OF COST RATIO               SWEPCO                  PSO                  TCC                 TOTAL
                                           ------                  ---                  ---                 -----
      April 2003
            DIRECT LABOR                  $2,360.62              $6,373.66            $   23.19             $8,757.47
            COST RATIO                      26.96%                 72.78%               00.26%               100.00%

      May 2003
            DIRECT LABOR                  $7,697.02              $5,523.76            $6,615.65             $19,836.43
            COST RATIO                      38.80%                 27.85%               33.35%               100.00%

      June 2003
            DIRECT LABOR                  $4,669.41              $2,510.75            $9,826.26             $17,006.42
            COST RATIO                      27.46%                 14.76%               57.78%               100.00%


D. COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO and TCC detailing charges associated with PSO and TCC rail cars are attached as Exhibits 1, 2 and 3.

                                S I G N A T U R E




As required by Order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Southwestern Electric Power Company has duly caused this report to be signed on its behalf on this the 8th day of August, 2003.


SOUTHWESTERN ELECTRIC POWER COMPANY




By    /s/ Geoffrey S. Chatas
-------------------------------
          Geoffrey S. Chatas
          Treasurer

                                INDEX TO EXHIBITS




    Exhibit                                                       Transmission
    Number                          Exhibit                         Method
    ------                          -------                       ------------

      1         April 2003 statement furnished by SWEPCO to        Electronic
                      PSO and TCC detailing PSO and TCC's rail car charges

      2         May 2003 statement furnished by SWEPCO to          Electronic
                      PSO and TCC detailing PSO and TCC's rail car charges

      3         June 2003 statement furnished by SWEPCO to         Electronic
                      PSO and TCC detailing PSO and TCC's rail car charges




                                        AEP Utilities, Inc.                                  Exhibit 1
                                        1 Riverside Plaza
                                        Columbus OH 43215

                      STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
                        AT ALLIANCE, NEBRASKA PER SWEPCO - PSO & TCC AGREEMENT

                                              April, 2003

A.  NUMBER OF RAIL CARS SERVICED


 SWEPCO     154       PSO      103         TCC        108     OUTSIDE    670


B.  AMOUNT OF EXPENDITURES:


COSTS ASSIGNED 100% TO SWEPCO:                                                                SWEPCO
                                                                                              ------
PR4001  Direct Material to SWEPCO Coal Cars                                                  $13,509.28
PR4018  Stores Salvage - SWEPCO                                                               10,139.97
PR4101  Direct Labor to SWEPCO Coal Cars                                                       1,706.35
PR4101  Charges Other than Direct Labor                                                            0.00
PR4104  Direct Labor to Rework SWEPCO Material                                                   654.27
PR4104  Charges Other than Direct Labor                                                            0.00
PR4202  Ad Valorem Taxes - SWEPCO Coal Cars                                                        0.00
PR4204  Ad Valorem Taxes - Facility - Direct - SWEPCO                                              0.00
PR4213  Employee Fringe Benefits - Direct Labor - SWEPCO                                           0.00
PR4230  Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO                                          0.00
PR4238  Depreciation Expense - SWEPCO                                                              0.00
PR4263  Lease - Supplemental Expenses - SWEPCO                                                     0.00
PR4270  Outside Maintenance of SWEPCO Coal Cars                                               25,169.32
PR4272  Switching Fees - SWEPCO                                                                    0.00
PR4277  Repainting Coal Cars - SWEPCO                                                            562.25
                                                                                             ----------
                 Total 100% SWEPCO Costs                                                     $51,741.44
                                                                                             ==========


    COSTS ASSIGNED 100% TO TCC:                                                                 TCC
                                                                                                ---
PR4003  Direct Material to TCC Coal Cars                                                    $147,055.97
PR4014  Inventory Carrying Charges - TCC                                                       2,039.48
PR4021  Stores Salvage - TCC                                                                  (5,858.63)
PR4105  Direct Labor to TCC Coal Cars                                                             23.19
PR4105  Charges Other than Direct Labor                                                            0.00
PR4106  Direct Labor to Rework TCC Material                                                        0.00
PR4106  Charges Other than Direct Labor                                                            0.00
PR4216  Ad Valorem Taxes - Facility - Direct - TCC                                                 0.00
PR4217  Employee Fringe Benefits - Direct Labor - TCC                                              0.00
PR4218  Payroll Taxes (FICA & UC) - Direct Labor - TCC                                             0.00
PR4240  Depreciation Expense - TCC                                                                 0.00
PR4269  Outside Maintenance of TCC Coal Cars                                                  11,984.46
PR4274  Switching Fees - TCC                                                                       0.00
PR4279  Repainting Coal Cars - TCC                                                                 0.00
                                                                                            -----------
                Total 100% TCC Costs                                                        $155,244.47
                                                                                            ===========


    COSTS ASSIGNED 100% TO PSO:                                                                 PSO
                                                                                                ---
PR4002  Direct Material to PSO Coal Cars                                                     $24,306.13
PR4015  Inventory Carrying Charges - PSO                                                       3,253.44
PR4019  Stores Salvage - PSO                                                                  13,693.94
PR4102  Direct Labor to PSO Coal Cars                                                          6,373.66
PR4102  Charges Other than Direct Labor                                                            0.00
PR4103  Direct Labor to Rework PSO Material                                                        0.00
PR4103  Charges Other than Direct Labor                                                            0.00
PR4205  Ad Valorem Taxes - Facility - Direct - PSO                                                 0.00
PR4214  Employee Fringe Benefits - Direct Labor - PSO                                              0.00
PR4231  Payroll Taxes (FICA & UC) - Direct Labor - PSO                                             0.00
PR4239  Depreciation Expense - PSO                                                                 0.00
PR4271  Outside Maintenance of PSO Coal Cars                                                  21,788.34
PR4273  Switching Fees - PSO                                                                   1,021.81
PR4278  Repainting Coal Cars - PSO                                                                 0.00
                                                                                             ----------
                Total 100% PSO Costs                                                         $70,437.32
                                                                                             ==========


COSTS TO BE SHARED {Ratio of Direct Labor}:                                                   SHARED
                                                                                              ------
PR4010  Shop Material                                                                      $   5,233.82
PR4011  Small Tools                                                                              678.83
PR4012  Facility Maintenance - Material                                                        1,860.94
3RD Party Direct Material                                                                    186,533.66
PR4016  Switch Engine Operation and Maintenance                                                1,306.47
PR4017  Equipment Operation and Maintenance                                                    3,827.82
PR4020  Stores Salvage - Joint                                                                     0.00
PR4110  Supervision                                                                           16,621.46
PR4111  Clerical                                                                              10,271.69
PR4112  Training and Safety                                                                    1,833.82
PR4113  General Shop Labor                                                                    11,960.10
PR4114  Facility Maintenance - Labor                                                           7,020.27
PR4116  Labor Switch Engine Operation and Maintenance                                         11,790.04
PR4201  Ad Valorem Taxes - Facility                                                                0.00
PR4108  Labor  - Other                                                                             0.00
PR4210  Employee Activities                                                                        0.00
3RD Party Remfg Labor Cars                                                                     1,527.22
3RD Party Direct Labor Cars                                                                   59,691.61
Data Processing Charges                                                                            0.00
Insurance Facility                                                                                 0.00
Misc.                                                                                        134,510.47
PR4220  Injuries and Damages                                                                       0.00
PR4221  Insurance - Liability and Property                                                         0.00
PR4225  Maintenance of Facilities (Contracted)                                                 1,740.89
PR4226  Office Supplies and Expenses                                                           1,175.62
PR4232  Payroll Taxes (FICA & UC) - Other                                                     23,514.13
3RD Party Sales Expense                                                                       16,462.05
PR4234  Utilities - Heat, Light, Power and Water                                               9,208.75
PR4235  Utilities - Telephone                                                                    597.46
PR4236  Vehicle Expense                                                                          120.34
PR4237  Depreciation Expense                                                                       0.00
EMPLOYEE TRAVEL EXPENSES                                                                       2,567.56
PR4262  Lease - Basic - All Except Coal Cars                                                       0.00
PR4264  Lease - Supplemental Expenses - Facility                                                   0.00
PR4004  Material Direct to Outside Coal Cars                                                       0.00
00805903 05 3rd Party Revenue                                                               (225,863.74)
PR4022 Stores Salvage - Outside Cars                                                          13,583.67
00805907 02 AEP East Cars                                                                     20,291.14
00805907 03 OVEX Cars                                                                         13,829.69
                                                                                           ------------
                                                                                           $ 331,895.78
                                                                                           ============

               Total Costs Shared on Cost Ratio
                  {see computation below} -


SWEPCO                      26.96%                              $89,464.17

TCC                         0.26%                                   878.87

PSO                         72.78%                              241,552.74


          Capital Recovery on Capital Expenditures not
           Covered Under Lease Agreement {Cost Ratio}                  $0.00



             TOTAL COSTS FOR THE MONTH

SWEPCO                                    $141,205.61

TCC                                        156,123.34

PSO                                        311,990.06


   C. COMPUTATION OF COST RATIO:


101, 104  Direct Labor SWEPCO         $2,360.62             26.96 %   SWEPCO
102, 103  Direct Labor PSO             6,373.66             72.78 %   PSO
105, 106  Direct Labor TCC                23.19              0.26 %   TCC
                                      ---------           ---------
          Total Direct Labor          $8,757.47            100.00 %
                                      =========            ========


                                  AEP Utilities, Inc.                                   Exhibit 2
                                   1 Riverside Plaza
                                   Columbus OH 43215

           STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
              AT ALLIANCE, NEBRASKA PER SWEPCO - PSO & TCC AGREEMENT

                                    May, 2003


A.  NUMBER OF RAIL CARS SERVICED


SWEPCO   167       PSO      42        TCC     116     OUTSIDE            618


B.  AMOUNT OF EXPENDITURES:

  COSTS ASSIGNED 100% TO SWEPCO:                                                                  SWEPCO
                                                                                                  ------
PR4001  Direct Material to SWEPCO Coal Cars                                                       $15,194.98
PR4018  Stores Salvage - SWEPCO                                                                     6,020.96
PR4101  Direct Labor to SWEPCO Coal Cars                                                            7,747.94
PR4101  Charges Other than Direct Labor                                                                 0.00
PR4104  Direct Labor to Rework SWEPCO Material                                                        (50.92)
PR4104  Charges Other than Direct Labor                                                                 0.00
PR4202  Ad Valorem Taxes - SWEPCO Coal Cars                                                             0.00
PR4204  Ad Valorem Taxes - Facility - Direct - SWEPCO                                                   0.00
PR4213  Employee Fringe Benefits - Direct Labor - SWEPCO                                                0.00
PR4230  Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO                                               0.00
PR4238  Depreciation Expense - SWEPCO                                                                   0.00
PR4263  Lease - Supplemental Expenses - SWEPCO                                                          0.00
PR4270  Outside Maintenance of SWEPCO Coal Cars                                                    19,339.41
PR4272  Switching Fees - SWEPCO                                                                     1,277.71
PR4277  Repainting Coal Cars - SWEPCO                                                                   0.00
                                                                                                  ----------
                 Total 100% SWEPCO Costs                                                          $49,530.08
                                                                                                  ==========



    COSTS ASSIGNED 100% TO TCC:                                                                    TCC
                                                                                                   ---

PR4003  Direct Material to TCC Coal Cars                                                          $11,207.98
PR4014  Inventory Carrying Charges - TCC                                                            2,028.88
PR4021  Stores Salvage - TCC                                                                            0.00
PR4105  Direct Labor to TCC Coal Cars                                                               6,615.65
PR4105  Charges Other than Direct Labor                                                                 0.00
PR4106  Direct Labor to Rework TCC Material                                                             0.00
PR4106  Charges Other than Direct Labor                                                                 0.00
PR4216  Ad Valorem Taxes - Facility - Direct - TCC                                                      0.00
PR4217  Employee Fringe Benefits - Direct Labor - TCC                                                   0.00
PR4218  Payroll Taxes (FICA & UC) - Direct Labor - TCC                                                  0.00
PR4240  Depreciation Expense - TCC                                                                      0.00
PR4269  Outside Maintenance of TCC Coal Cars                                                        5,431.90
PR4274  Switching Fees - TCC                                                                            0.00
PR4279  Repainting Coal Cars - TCC                                                                      0.00
                                                                                                  ----------
                Total 100% TCC Costs                                                              $25,284.41
                                                                                                  ==========



    COSTS ASSIGNED 100% TO PSO:                                                                      PSO
                                                                                                     ---
PR4002  Direct Material to PSO Coal Cars                                                          $ 7,713.45
PR4015  Inventory Carrying Charges - PSO                                                            3,236.53
PR4019  Stores Salvage - PSO                                                                       27,184.36
PR4102  Direct Labor to PSO Coal Cars                                                               5,523.76
PR4102  Charges Other than Direct Labor                                                                 0.00
PR4103  Direct Labor to Rework PSO Material                                                             0.00
PR4103  Charges Other than Direct Labor                                                                 0.00
PR4205  Ad Valorem Taxes - Facility - Direct - PSO                                                      0.00
PR4214  Employee Fringe Benefits - Direct Labor - PSO                                                   0.00
PR4231  Payroll Taxes (FICA & UC) - Direct Labor - PSO                                                  0.00
PR4239  Depreciation Expense - PSO                                                                      0.00
PR4271  Outside Maintenance of PSO Coal Cars                                                       15,846.37
PR4273  Switching Fees - PSO                                                                          530.64
PR4278  Repainting Coal Cars - PSO                                                                      0.00
                                                                                                  ----------
                Total 100% PSO Costs                                                              $60,035.11
                                                                                                  ==========


COSTS TO BE SHARED {Ratio of Direct Labor}:                                                       SHARED

PR4010  Shop Material                                                                           $   3,528.45
PR4011  Small Tools                                                                                     0.00
PR4012  Facility Maintenance - Material                                                             1,089.97
3RD Party Direct Material                                                                         115,042.53
PR4016  Switch Engine Operation and Maintenance                                                     1,641.36
PR4017  Equipment Operation and Maintenance                                                         4,558.44
Sale of Scrap                                                                                      (5,327.01)
PR4020  Stores Salvage - Joint                                                                          0.00
PR4110  Supervision                                                                                17,303.19
PR4111  Clerical                                                                                   13,246.85
PR4112  Training and Safety                                                                         6,479.95
PR4113  General Shop Labor                                                                         16,672.62
PR4114  Facility Maintenance - Labor                                                               13,361.73
PR4116  Labor Switch Engine Operation and Maintenance                                              21,981.01
PR4201  Ad Valorem Taxes - Facility                                                                     0.00
PR4108  Labor  - Other                                                                                  0.00
PR4210  Employee Activities                                                                             0.00
3RD Party Remfg Labor Cars                                                                          2,390.24
3RD Party Direct Labor Cars                                                                        87,080.17
Misc                                                                                                7,761.18
PR4212  Employee Fringe Benefits                                                                        0.00
PR4215  Employee Sick Benefits                                                                          0.00
PR4220  Injuries and Damages                                                                            0.00
PR4221  Insurance - Liability and Property                                                              0.00
PR4225  Maintenance of Facilities (Contracted)                                                      2,400.00
PR4226  Office Supplies and Expenses                                                                  776.93
PR4232  Payroll Taxes (FICA & UC) - Other                                                               0.00
3RD Party Sales Expense                                                                            23,821.43
PR4234  Utilities - Heat, Light, Power and Water                                                    7,962.48
PR4235  Utilities - Telephone                                                                         849.14
PR4236  Vehicle Expense                                                                                98.90
PR4237  Depreciation Expense                                                                            0.00
EMPLOYEE TRAVEL EXPENSES                                                                              301.19
PR4262  Lease - Basic - All Except Coal Cars                                                            0.00
PR4264  Lease - Supplemental Expenses - Facility                                                        0.00
PR4004  Material Direct to Outside Coal Cars                                                            0.00
3rd Party Revenue                                                                                (385,687.38)
PR4022 Stores Salvage - Outside Cars                                                                 (557.55)
AEP East Cars                                                                                      (5,835.74)
OVEX Cars                                                                                           1,289.02
                                                                                                ------------
                                                                                                $ (47,770.90)
                                                                                                ============



               Total Costs Shared on Cost Ratio
                  {see computation below} -

 SWEPCO                    38.80%                          ($18,536.28)

 TCC                       33.35%                           (15,932.08)

 PSO                       27.85%                           (13,302.54)



              Capital Recovery on Capital Expenditures not
               Covered Under Lease Agreement {Cost Ratio}               $0.00

                          TOTAL COSTS FOR THE MONTH

SWEPCO                                                    $30,993.80

TCC                                                         9,352.33

PSO                                                        46,732.57


   C. COMPUTATION OF COST RATIO:



101, 104      Direct Labor SWEPCO      $ 7,697.02     38.80 %   SWEPCO
102, 103      Direct Labor PSO           5,523.76     27.85 %   PSO
105, 106      Direct Labor TCC           6,615.65     33.35 %   TCC
                                       ----------    --------
              Total Direct Labor       $19,836.43    100.00 %
                                       ==========    ========

                                 AEP Utilities, Inc.                                      Exhibit 3
                                  1 Riverside Plaza
                                  Columbus OH 43215

               STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
                 AT ALLIANCE, NEBRASKA PER SWEPCO - PSO & TCC AGREEMENT

                                     June, 2003


A.  NUMBER OF RAIL CARS SERVICED


SWEPCO       31        PSO    2      TCC          4       OUTSIDE         657


B.  AMOUNT OF EXPENDITURES:

  COSTS ASSIGNED 100% TO SWEPCO:                                                                  SWEPCO

PR4001  Direct Material to SWEPCO Coal Cars                                                       $ 5,987.22
PR4018  Stores Salvage - SWEPCO                                                                    33,362.18
PR4101  Direct Labor to SWEPCO Coal Cars                                                            4,669.41
PR4101  Charges Other than Direct Labor                                                                 0.00
PR4104  Direct Labor to Rework SWEPCO Material                                                          0.00
PR4104  Charges Other than Direct Labor                                                                 0.00
PR4202  Ad Valorem Taxes - SWEPCO Coal Cars                                                             0.00
PR4204  Ad Valorem Taxes - Facility - Direct - SWEPCO                                                   0.00
PR4213  Employee Fringe Benefits - Direct Labor - SWEPCO                                                0.00
PR4230  Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO                                               0.00
PR4238  Depreciation Expense - SWEPCO                                                                   0.00
PR4263  Lease - Supplemental Expenses - SWEPCO                                                          0.00
PR4270  Outside Maintenance of SWEPCO Coal Cars                                                     7,522.20
PR4272  Switching Fees - SWEPCO                                                                    (3,831.36)
PR4277  Repainting Coal Cars - SWEPCO                                                                   0.00
                                                                                                  ----------
                 Total 100% SWEPCO Costs                                                          $47,709.65
                                                                                                  ==========


    COSTS ASSIGNED 100% TO TCC:                                                                    TCC
                                                                                                   ---

PR4003  Direct Material to TCC Coal Cars                                                         $ 17,543.56
PR4014  Inventory Carrying Charges - TCC                                                            2,251.56
PR4021  Stores Salvage - TCC                                                                      (41,886.79)
PR4105  Direct Labor to TCC Coal Cars                                                               9,826.26
PR4105  Charges Other than Direct Labor                                                                 0.00
PR4106  Direct Labor to Rework TCC Material                                                             0.00
PR4106  Charges Other than Direct Labor                                                                 0.00
PR4216  Ad Valorem Taxes - Facility - Direct - TCC                                                      0.00
PR4217  Employee Fringe Benefits - Direct Labor - TCC                                                   0.00
PR4218  Payroll Taxes (FICA & UC) - Direct Labor - TCC                                                  0.00
PR4240  Depreciation Expense - TCC                                                                      0.00
PR4269  Outside Maintenance of TCC Coal Cars                                                        3,990.24
PR4274  Switching Fees - TCC                                                                        1,021.82
PR4279  Repainting Coal Cars - TCC                                                                      0.00
                                                                                                  ----------
                Total 100% TCC Costs                                                              $(7,253.35)
                                                                                                  ==========



    COSTS ASSIGNED 100% TO PSO:                                                                      PSO
                                                                                                     ---
PR4002  Direct Material to PSO Coal Cars                                                          $   763.06
PR4015  Inventory Carrying Charges - PSO                                                            3,663.13
PR4019  Stores Salvage - PSO                                                                            0.00
PR4102  Direct Labor to PSO Coal Cars                                                               2,510.75
PR4102  Charges Other than Direct Labor                                                                 0.00
PR4103  Direct Labor to Rework PSO Material                                                             0.00
PR4103  Charges Other than Direct Labor                                                                 0.00
PR4205  Ad Valorem Taxes - Facility - Direct - PSO                                                      0.00
PR4214  Employee Fringe Benefits - Direct Labor - PSO                                                   0.00
PR4231  Payroll Taxes (FICA & UC) - Direct Labor - PSO                                                  0.00
PR4239  Depreciation Expense - PSO                                                                      0.00
PR4271  Outside Maintenance of PSO Coal Cars                                                        5,420.90
PR4273  Switching Fees - PSO                                                                            0.00
PR4278  Repainting Coal Cars - PSO                                                                      0.00
                                                                                                  ----------
                Total 100% PSO Costs                                                              $12,357.84
                                                                                                  ==========


COSTS TO BE SHARED {Ratio of Direct Labor}:                                                       SHARED
                                                                                                  ------
PR4010  Shop Material                                                                          $    2,804.21
PR4011  Small Tools                                                                                   452.43
PR4012  Facility Maintenance - Material                                                               869.49
3RD Party Direct Material                                                                         113,360.82
PR4016  Switch Engine Operation and Maintenance                                                         0.00
PR4017  Equipment Operation and Maintenance                                                        11,057.38
PR4020  Stores Salvage - Joint                                                                          0.00
PR4110  Supervision                                                                                22,766.39
PR4111  Clerical                                                                                    9,440.00
PR4112  Training and Safety                                                                         3,264.93
PR4113  General Shop Labor                                                                          7,210.73
PR4114  Facility Maintenance - Labor                                                               14,856.75
PR4116  Labor Switch Engine Operation and Maintenance                                              13,262.22
PR4201  Ad Valorem Taxes - Facility                                                                     0.00
PR4108  Labor  - Other                                                                                  0.00
PR4210  Employee Activities                                                                            20.82
3RD Party Remfg Labor Cars                                                                            323.59
3RD Party  Direct Labor Cars                                                                       52,230.34
Data Processing Charges                                                                                 0.00
Insurance Facility                                                                                      0.00
Misc.                                                                                               4,038.88
PR4220  Injuries and Damages                                                                            0.00
PR4221  Insurance - Liability and Property                                                              0.00
PR4225  Maintenance of Facilities (Contracted)                                                        800.00
PR4226  Office Supplies and Expenses                                                                1,711.68
PR4232  Payroll Taxes (FICA & UC) - Other                                                               0.00
3RD Party Sales Expense                                                                             4,814.77
PR4234  Utilities - Heat, Light, Power and Water                                                    5,351.90
PR4235  Utilities - Telephone                                                                         101.24
PR4236  Vehicle Expense                                                                                71.82
PR4237  Depreciation Expense                                                                            0.00
EMPLOYEE TRAVEL EXPENSES                                                                               19.00
PR4262  Lease - Basic - All Except Coal Cars                                                            0.00
PR4264  Lease - Supplemental Expenses - Facility                                                        0.00
PR4004  Material Direct to Outside Coal Cars                                                            0.00
3rd Party Revenue                                                                                (200,935.60)
PR4022 Stores Salvage - Outside Cars                                                                   14.40
AEP East Cars                                                                                     (69,607.37)
OVEX Cars                                                                                               0.00
                                                                                                ------------
                                                                                                $  (1,699.18)
                                                                                                ============

               Total Costs Shared on Cost Ratio
                  {see computation below} -

SWEPCO                    27.46%                         $(466.54)

TCC                       57.78%                          (981.78)

PSO                       14.76%                          (250.86)



      Capital Recovery on Capital Expenditures not
       Covered Under Lease Agreement {Cost Ratio}                       $0.00


           TOTAL COSTS FOR THE MONTH

SWEPCO                                                       $47,243.11

TCC                                                           (8,235.13)

PSO                                                           12,106.98


   C. COMPUTATION OF COST RATIO:



101, 104      Direct Labor SWEPCO      $ 4,669.41     27.46 %   SWEPCO
102, 103      Direct Labor PSO           2,510.75     14.76 %   PSO
105, 106      Direct Labor TCC           9,826.26     57.78 %   TCC
                                       ----------    --------
              Total Direct Labor       $17,006.42    100.00 %
                                       ==========    ========